Exhibit 1

PERION REPORTS FIRST QUARTER 2015
REVENUE $52 MILLION, ADJUSTED EBITDA $20 MILLION

Tel Aviv & San Francisco – May 6, 2015 – Perion Network Ltd. (NASDAQ: PERI), announced today its financial results for the first quarter of 2015.

Financial Highlights *
(U.S. dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2014	2015
GAAP Revenues	$114,823	$52,137
Revenue, net of Customer Acquisition Costs	$55,241	$36,474
Adjusted EBITDA	$33,562	$19,593
Non-GAAP Net Income	$27,598	$14,412
Non-GAAP Diluted Earnings Per Share	$0.40	$0.19
GAAP Net Income	$13,816	$10,739
GAAP Diluted Earnings Per Share	$0.20	$0.14
GAAP Cash Flow provided by Operations	$13,864	$10,149
* Reconciliation of GAAP to Non-GAAP measures can be found on page 8.

Josef Mandelbaum, Perion’s CEO commented, “I am pleased with our first quarter financial results. We exceeded our guidance both on Adjusted EBITDA and non-GAAP Net Income, while coming in at the high end of our revenue guidance.  We continue to generate strong cash flow in a challenging environment and our visibility is improving. As we previously stated, we believe that our search revenue will level off in the second and third quarter and return to growth in the fourth quarter. Overall, we expect the download monetization industry to remain very profitable, albeit smaller, well into the future, with Perion being one of its leaders.”

“We continue to execute on the development of our mobile marketing and advertising platform, one of Perion’s main drivers for future growth”, continued Mr. Mandelbaum. “We are near completion of the post-merger integration process of our most recent acquisition, MakeMeReach, with our GrowMobile business; and now have over 150 active customers, with managed ad spend in the first quarter of approximately $30 million.  Going forward, our main focus will be on scaling our global sales efforts, and we expect accelerated revenue growth in both 2016 and 2017. This is the first step toward Perion’s multiyear transformation from a download monetization company to a marketing technology company.”

Financial Comparison for the First Quarter of 2015:

Revenues: In the first quarter of 2015, revenues were $52.1 million, reflecting gross revenues of $60.9 million, reduced by $8.8 million of customer acquisition costs netted from top-line revenues. The 55% decrease compared to revenues of $114.8 million in the first quarter of 2014 is primarily a result of reduced customer acquisition costs.

Revenue net of Customer Acquisition Costs (“CAC”): In the first quarter of 2015, Perion decreased its investment in CAC to $24.5 million, of which $8.8 million was offset directly against revenues. In the first quarter of 2014 CAC amounted to $59.6 million. Revenue net of CAC in the first quarter of 2015, amounted to $36.5 million, compared to $55.2 million in the first quarter of 2014.

Non-GAAP Costs and Expenses: Excluding CAC, Non-GAAP costs and expenses in the first quarter of 2015 were $17.6 million, or 34% of revenues, compared to $24.5 million, or 21% of revenues, in the first quarter of 2014. Non-GAAP costs and expenses in the first quarter of 2015 excluded $1.5 million amortization of acquired intangible assets, $1.5 million of share based compensation expenses and $0.6 million of acquisition related expenses, all of which were included in the GAAP numbers. In the first quarter of 2014, non-GAAP costs and expenses excluded $4.5 million amortization of acquired intangible assets, $4.4 million of share based compensation expenses and $2.9 million of acquisition related expenses.

Adjusted EBITDA: In the first quarter of 2015, adjusted EBITDA decreased by 42%, to $19.6 million, or 38% of revenues, compared to $33.6 million, or 29% of revenues, in the first quarter of 2014.

Non-GAAP Net Income: In the first quarter of 2015, Non-GAAP net income was $14.4 million, or 28% of revenues, decreasing 48% from $27.6 million, or 24% of revenues, in the first quarter of 2014.

Cash and Cash Flow from Operations: As of March 31, 2015, cash, cash equivalents and short-term deposits, were $120.0 million. Perion currently satisfies all of the financial covenants associated with its convertible bonds. Cash flow from operations in the first quarter of 2015 was $10.1 million.

Financial Outlook for the Second Quarter of 2015:

Management today announced its financial outlook for the second quarter of 2015 as follows:

•	Revenue is expected to be in the range of $40 - $44 million.
•	Adjusted EBITDA is expected to be in the range of $10 - $12 million.
•	Non-GAAP Net Income is expected to be in the range of $7 - $9 million.

Conference Call:

Perion will host a conference call to discuss the results today, May 6, 2015, at 10 a.m. ET. Details are as follows:

•	Conference ID: 5600808
•	Dial-in number from within the United States: 1-888-481-2844
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-457-2664
•	Playback available until May 13, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 5600808 for the replay.
•	Live webcast accessible at http://www.perion.com/events/

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, GrowMobile, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Non-GAAP measures

Non-GAAP financial measures, as well as adjusted EBITDA, consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, accretion of payment obligation related to acquisitions, amortization of acquired intangible assets and related taxes, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided on page 8.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Deborah Margalit
+972-73-398-1600
investors@perion.com

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2014	2015

Revenues:
Search	$96,698	$42,909
Advertising and other	18,125	9,228
Total Revenues	114,823	52,137

Costs and Expenses:
Cost of revenues	6,393	2,882
Customer acquisition costs	59,582	15,663
Research and development	12,782	7,320
Selling and marketing	5,824	5,934
General and administrative	11,411	5,066
Total Costs and Expenses	95,992	36,865

Income from Operations	18,831	15,272
Financial expense, net	393	714

Income before Taxes on Income	18,438	14,558
Taxes on income	4,622	3,819

Net Income	$13,816	$10,739

Net Earnings per Share:
Basic	$0.21	$0.15
Diluted	$0.20	$0.14

Weighted average number of shares:
Basic	67,175,014	70,278,575
Diluted	68,225,793	74,670,557

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	March 31,
	2014	2015
		Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$101,183	$60,870
Short term bank deposit	15,000	59,100
Accounts receivable, net	30,808	20,502
Prepaid expenses and other current assets	12,164	14,018
Total Current Assets	159,155	154,490

Property and equipment, net	12,180	11,603
Goodwill and intangible assets, net	180,982	189,577
Other assets	3,822	3,449

Total Assets	$356,139	$359,119

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$21,173	$16,203
Accrued expenses and other liabilities	26,241	17,238
Current maturities of long-term and convertible debt	2,300	9,251
Deferred revenues	7,323	7,600
Payment obligation related to acquisitions	8,587	9,199
Total Current Liabilities	65,624	59,491
Long-Term Liabilities:
Convertible debt	35,752	27,803
Payment obligation related to acquisitions	5,058	5,282
Other long-term liabilities	3,708	4,057
Total Liabilities	110,142	96,633

Shareholders' equity:
Ordinary shares	189	194
Additional paid-in capital	203,984	209,997
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	-	(268)
Retained earnings	42,826	53,565
Total Shareholders' Equity	245,997	262,486

Total Liabilities and Shareholders' Equity	$356,139	$359,119

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Three months ended March 31,
	2014	2015

Operating activities:
Net income	$13,816	$10,739
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,055	2,300
Stock based compensation expense	4,436	1,465
Issuance of ordinary shares related to acquisition	-	63
Acquisition related expenses paid by shareholders	3,060	-
Accrued interest, net	81	(546)
Deferred taxes, net	(1,350)	395
Change in payment obligation related to acquisition	268	971
Fair value revaluation - convertible debt	-	(451)
Net changes in operating assets and liabilities	(11,502)	(4,787)
Net cash provided by operating activities	$13,864	$10,149

Investing activities:
Purchases of property and equipment	$(711)	$(1,264)
Change in restricted cash, net	(422)	50
Investments in short-term deposits, net	-	(44,100)
Cash paid for acquisition, net of cash acquired	-	(4,533)
Cash acquired through the acquisition of Perion Network Ltd.	23,364	-
Net cash provided by (used in) investing activities	$22,231	$(49,847)

Financing activities:
Exercise of stock options and restricted share units	-	2
Payment made in connection with acquisition	(45)	-
Proceeds from short-term loan	14,750	-
Repayment of long-term loans	(575)	(575)
Net cash provided by (used in) financing activities	$14,130	$(573)

Effect of exchange rate changes on cash and cash equivalents	-	(42)

Net increase (decrease) in cash and cash equivalents	50,225	(40,313)
Cash and cash equivalents at beginning of period	949	101,183
Cash and cash equivalents at end of period	$51,174	$60,870

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2014	2015

GAAP costs and expenses	$95,992	$36,865
Acquisition related expenses	(2,948)	(556)
Share based compensation	(4,436)	(1,465)
Amortization of acquired intangible assets	(4,500)	(1,549)
Non-GAAP costs and expenses	$84,108	$33,295

GAAP net income	$13,816	$10,739
Valuation adjustment on acquired deferred product revenues	2,292	-
Acquisition related expenses	2,948	556
Share based compensation	4,436	1,465
Amortization of acquired intangible assets	4,500	1,549
Fair value revaluation of convertible debt and related derivative	-	(106)
Change in payment obligation related to acquisition	268	357
Taxes related to amortization of acquired intangible assets	(662)	(148)
Non-GAAP net income	$27,598	$14,412

Non-GAAP net income	$27,598	$14,412
Income tax expense	5,284	3,967
Financial expense, net	125	463
Depreciation	555	751
Adjusted EBITDA	$33,562	$19,593

Non-GAAP diluted earnings per share	$0.40	$0.19
Shares used in computing non-GAAP diluted earnings per share	68,225,793	74,670,557